

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 5, 2014

Via E-mail
Mr. Douglas H. Bowers
President and Chief Executive Officer
Square 1 Financial, Inc.
406 Blackwell Street, Suite 240
Durham, North Carolina 27701

Re: **Square 1 Financial, Inc.**
        Pre-Effective Amendment No. 1 to Form S-1 Registration Statement
        Filed January 27, 2014
        File No. 333-193197

Dear Mr. Bowers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Filed January 27, 2014

Principal and Selling Shareholders, page 98

1. If any of the entities represented by footnotes (1) through (4) are to be selling shareholders, the footnotes will need to be revised to disclose a person or persons with voting or investment control. See CD&I Question 140.02 from the Regulation S-K CD&I's.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Loan Documentation Fees, page F-11</u>

2. We note your response to comment 8 in our letter dated January 24, 2014. Please respond to provide the following details regarding loan documentation fees in your response:

   - Detail the loan documentation fees in the periods presented among the individual components of that line item (fees related to payoff letters, guaranty documents or subordination documents, etc.);

   - For each individually material line item included in loan documentation fees, please tell us how these fees do not represent loan fees that should be deferred under ASC 310-20-35. Please be specific as to how each individually material item included in these fees do not represent fees to reimburse the lender for origination activities or fees charged to the borrower in connection with the process of originating, refinancing, or restructuring a loan, which includes, but is not limited to, points, management, arrangement, placement, application, underwriting, and other fees pursuant to a lending or leasing transaction and also includes syndication and participation fees to the extent they are associated with the portion of the loan retained by the lender.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney